FROM bonbuz <hi@bonbuz.com>

SUBJECT [PREVIEW] the secret is out...

Hey Fay!

I've got a double whammy of amazing news that I just can't wait to share with you <3

I've been keeping this secret for way too long but I'm finally able to announce that you can watch Bonbuz (and myself!) on national TV alongside celebrities Ashley Graham (model and entrepreneur) and Emma Grede (CEO of Good American, partner at Skims). Stream "Side Hustlers Season 2" FREE on The Roku Channel to find out who will win a big investment!

As I reflect on our journey, growing from a tiny seed of an idea in 2020, into truly changing the way people drink, feel and experience an upgraded life, I wanted to give our biggest fans (YOU!) an opportunity to join us as we take Bonbuz to the next level. I'm thrilled to share that we are opening our first community investment round, and we want to **give you early access to invest with as little as $100!**
Join our celebrity investors and invest before the general public today!

Interested in becoming an investor? Click here for more info!

From the bottom of my heart, thank you for your unwavering support. I can't wait for you to join the Bonbuz family.

Best,
Fay
Chief Buz Officer

PS. This isn't just a donation— t**his is your chance to become an investor, and score some amazing perks** that aren't available to anyone else!

*Legal jargon we have to include: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

FROM   bonbuz <hi@bonbuz.com>

SUBJECT   [PREVIEW] own a piece of bonbuz❤️

WOW - what an incredible response! We've received an outpouring of love **in the last 48 hours** since we opened our first community round. From the bottom of our hearts, *thank you.*

Bonbuz has always been about creating something bigger than ourselves, and seeing so many of you jump on board with our mission to revolutionize the way people drink has been nothing short of inspiring.

We've been so intentional with opening it up to YOU first before we go to VCs/angel investors and sell out.

There's still time to get in on this for those who haven't invested yet!

Check out our WeFunder pitch and **invest with as little as $100!**

Best,
Fay
Chief Buz Officer



*Legal jargon we have to include: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



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